                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X    Form 40-F
                                     -----            -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes        No   X
                                   -----     -----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.
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                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]


          P    R    E    S    S        R    E    L    E    A    S    E
          ------------------------------------------------------------

FOR IMMEDIATE RELEASE                                            26 January 2004

                     PRELIMINARY RESULTS 2003 ANNOUNCEMENT
                           NOTICE OF CONFERENCE CALL

Ashanti Goldfields Company Limited will announce its Preliminary 2003 Results on Wednesday 4 February 2004.

Ashanti's management will be available by conference call to discuss these results with securityholders, analysts and other parties.

The relevant phone-in numbers and respective times for North America and UK/other parts of the world are as follows:

  UK/other parts of the world:   1500 hours GMT - 0800 901 2160 (freephone UK)
  North America:                 1000 hours EST - 1 866 602 0258 (freephone US)

   Alternative access numbers:   +44 (0)207 784 1005
                                 +1 718 354 1153

    (These proceedings can be replayed through 10 February 2004 by calling:
         UK: 44 207 784 1024/US: +1 718 354 1112 - Pin code: 704084#)

End

For further information contact:

Ashanti Goldfields Company Limited
Ernest Abankroh - Company Secretary                  Tel: +233 21 774977

UK Contact
Corinne Gaisie - Ashanti London Representative       Tel: +44 20 7256 9938

North American
Allan Jordan - The Global Consulting Group           Tel: +1 646 284 9452



A copy of this release is available at http://www.ashantigold.com/release.htm
                                       --------------------------------------
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  January 26, 2004                   ASHANTI GOLDFIELDS COMPANY LIMITED



                                          By: /s/ Ernest Abankroh
                                              -------------------------------
                                              Name:  Ernest Abankroh
                                              Title:  Company Secretary